Ex99.69

DeFi Bermuda Trading Subsidiary Generates 755.47% Re-turns Since Inception

DeFi Technologies Announces Investment in Saffron finance
Christian Kaczmarczyk Joins as Investment Principal, and Update on Treasury Portfolio

TORONTO, March 22, 2021 (GLOBE NEWSWIRE) -- DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (NEO: DEFI, GR: RMJR) is pleased to announce that its DeFi Bermuda subsidiary generated 755.47% returns since inception. DeFi Technologies has finalized an investment in Saffron Finance, a protocol pioneering tranched risk in the DeFi Space and Christian Kaczmarczyk joins the team as Investment Principal.

DeFi Technologies is focused on providing public market investors with access to the rapid growth in decentralized finance. This new model for financial services enables transactions between different parties to be processed through distributed ledger technology, or blockchain, rather than be centralized through a traditional financial institution.

DeFi Bermuda Trading Update

Assets	Bought on 12 Jan at	Price on 20.03.2021 - 00.15 CET	% Change
Uniswap	$5.22	$33.48	641.38
Aave	$116.83	$372.28	318.65
Sushi	$3.85	$20.38	529.35
Compound	$166.45	$441.28	265.11
Maker	$1'367.16	$2'115.41	154.73
Yearn	$30'059.51	$36'447.76	121.25
Republic	$0.35	$1.12	315.62
Balancer	$17.56	$61.25	348.80
Curve	$0.61	$2.72	447.39
WNXM	$27.33	$47.29	173.03
1inch	$1.12	$4.98	444.64
DerivaDAO	$3.45	$8.36	242.32
Synthetix	$13.24	$19.91	150.38
MAPS	$0.07	$1.03	1471.43
Oxygen	$0.05	$2.94	5880.00

Since investing on January 12th, the portfolio has grown by 755.47% in value calculated as of the 20th of March at 00.15 CET.

Aave, Compound and Maker are the major DeFi lending protocols with multiple billions of dollars locked in their smart contracts. Uniswap, the largest decentralized exchange, processed over $138 billion in volume since it was first launched last May, racking up on average $11.1 billion in trading volume every month.

The Total Value Locked currently stands at around $44B in DeFi protocols.

Saffron Finance

Saffron Finance enables users to choose the levels of risk they want to take on when lending cryptocurrency in the decentralized finance space. This allows traditional financial institutions to get exposure to DeFi without necessarily taking on the risk that is inherent to the crypto ecosystem. Since their launch in November 2020 Saffron Finance’s total value locked reached more than $50 million across almost two dozen asset pools. Their native governance token currently has a market cap of over $200 million.

Saffron’s anonymous developer, Psykeeper, commented, “DeFi Technologies is a key strategic partner for Saffron. Access to their network of web3 infrastructure providers and their feedback on critical decision points has been invaluable for our team's pursuit of growth in an increasingly competitive space.”

Saffron Finance has recently finalized a financing round with participation from Coinbase Ventures, Dragonfly Capital, DeFi Technologies (NEO: DEFI), Multicoin Capital and individuals like Leo Cheng and Tegan Kline.

New Team Member

Christian Kaczmarczyk has previously worked at BlockFi, FalconX, Bascom Ventures and holds advisory roles at Blockstake and Applied Crypto Ventures.

“I am happy to be joining DeFi Technologies and run their trading division out of their Bermudian subsidiary where we started in out in Q1 to test various strategies and have seen appreciation and look to double down going forward running early stage investments and trading strategies,” said Christian Kaczmarczyk, Investment Principal of DeFi Technologies.

“In my previous venture I pioneered giving investors a different risk profile when it comes to investing in private venture backed companies. It is therefore great to see Saffron is one of the pioneers taking a similar concept to the decentralized finance space. The DeFi sector will be greatly enhanced with Saffron and their products with varying risk adjusted returns,” said Wouter Witvoet, Chief Executive Officer of DeFi Technologies.

Option Grant

DeFi Technologies has also granted a total of 1,000,000 stock options to various consultants and advisors of the Company pursuant to the Company’s stock option plan. The options vest in four equal quarterly installments over twelve months and may be exercised at a price of $2.12 per option for a period of five years from the date of grant. The grant of options also remains subject to the approval of the NEO Stock Exchange.

About Saffron Finance:

Saffron is an asset collateralization platform where liquidity providers have access to dynamic exposure by selecting customized risk and return profiles.

https://saffron.finance

About DeFi Technologies:

DeFi Technologies Inc. is a Canadian company that carries on business with the objective of enhancing shareholder value through building and managing assets in the decentralized finance sector.

https://defitechnologies.ca

For further information, please contact:

Investor Relations
Dave Gentry
RedChip Companies Inc.
1-800-RED-CHIP (733-2447)
407-491-4498
Dave@redchip.com

Public Relations Veronica Welch VEW Media ronnie@vewpr.com

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the investment in Saffron Finance, the pursuit by DeFi Technologies of opportunities in the decentralized finance sector; the appointment of advisors; the grant of options; the decentralized finance industry and the merits or potential returns of any opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward- looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

All information contained in this news release with respect to Saffron Finance was supplied by Saffron Finance for inclusion herein and DeFi Technologies has relied on the accuracy of such information without independent verification.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.